EXHIBIT 3
March 25, 2007
Mr. Timothy Hoeksema
Chairman and CEO
Midwest Air Group Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
Dear Tim,
It was very nice seeing you when you were in New York. As you are aware, investment funds managed by Octavian currently own in excess of five percent of the shares outstanding of Midwest Air Group Inc. (“Midwest”) and we note the current offer from AirTran Holdings, Inc. (“AirTran”) to combine the two companies. As we expressed to you, Octavian believes that the management team of Midwest, under your leadership, has done an extraordinary job of steering the airline through a time of unprecedented difficulty in the industry while maintaining the highest standards of service to its customers. The many awards received by Midwest and its unusually high brand loyalty are a testament to its world-class product, its outstanding corporate culture and its commitment to excellence.
Octavian does not currently believe that the AirTran proposal reflects the full value of Midwest. We do believe, however, that under the right terms a combination of the two companies makes enormous strategic sense, may bring material synergies, and would significantly de-risk the enterprise for its shareholders, employees, and customers. Octavian believes that a combined Midwest-AirTran could offer a remarkable opportunity to combine the management teams of two of the best run airlines in the country, achieve significant efficiencies, and stimulate more traffic and business in Milwaukee and other core markets. Importantly, as part of a larger company, Midwest would be less susceptible to and better able to deal with the very real threat of new competitive entrants into Milwaukee and would have the benefit of much greater stability in a volatile industry.
In the event AirTran were to materially increase its offer for Midwest Airlines to a level more reflective of the company’s value, we would strongly encourage and expect the board and management team of Midwest to abide by their fiduciary duties and immediately enter into good faith negotiations to effectuate a transaction. We believe that many other shareholders would share that expectation. In the event of a combination, we would also strongly encourage the AirTran board and management to adopt best practices for the combined Midwest-AirTran, including incorporating many of the unique features of Midwest’s product, services and brand that have been developed over the last two decades. We also believe that AirTran would be well served by taking advantage of the unusually strong insight of Midwest’s team by inviting you and other members of the Midwest board and management onto the combined board of directors.

Thank you again and I look forward to speaking with you soon.

Sincerely,

Richard Hurowitz
Chief Executive Officer
cc: Midwest Board of Directors